

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 12, 2018

<u>Via E-mail</u>
Mr. Anatoliy Kanev
President
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

> **Re: Unicobe Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed October 3, 2017**
> **File No. 333-206916**

Dear Mr. Kanev:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2017</u>

<u>Exhibits 31 and 32</u>

1.   Please amend your Form 10-K to include your Section 302 and Section 906 certifications. We remind you that your amendment should include currently dated certifications that refer to the amended Form 10-K. Refer to Items 601(B)(31) and 601(B)(32) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Melinda Hooker at (202) 551-3732 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction